SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                Columbialum Ltd.
                                ----------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                       N/A
                       ----------------------------------
                      (CUSIP Number of Class of Securities)



                                 Charles Lincoln
                                 310 E. Harrison
                              Tampa, Florida 33602
                                 (813) 225-1200
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 12, 2001
                          ----------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.  N/A                                                       Page 2 of 4

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Charles Lincoln
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                              (b) [ ]
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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Florida
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                    7       SOLE VOTING POWER
                             307,500
 NUMBER OF        --------------------------------------------------------------
    SHARES          8       SHARED VOTING POWER
  OWNED BY                   368,560
    EACH          --------------------------------------------------------------
 REPORTING          9       SOLE DISPOSITIVE POWER
PERSON WITH                  307,500
                  --------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER
                             368,560
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
             676,060
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             27%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------

CUSIP No.  N/A                                                       Page 3 of 4


Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.001 par value (the "Common Stock"), of Columbialum, Ltd., a Nevada corporation (the "Company"). The Company's principal executive office is located at 310 E. Harrison St., Tampa, FL 33602.

Item 2.  Identity and Background.

         (a) This statement is filed by Charles Lincoln (the "Reporting Person"), an individual.

         Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

         (b) The business address of Mr. Lincoln is 310 E. Harrison, Tampa, Florida 33602.

         (c) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither the Reporting Person nor, to the best of his knowledge, any of the Company's directors, executive officers, general partners or members have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         No funds as the consideration was an exchange of shares.

Item 4.  Purpose of Transaction.

         On November 23, 2001, the Company entered into a Securities Exchange Agreement (the "Securities Exchange Agreement") to acquire 100% of the issued and outstanding common stock of Integra for an aggregate of 1,500,000 shares of Common Stock of the Company (the "Acquisition"). The Acquisition closed on December 12, 2001. Pursuant to the Securities Exchange Agreement, the Company issued 1,500,000 shares of common stock to the Integra shareholders. The shares of Common Stock deemed to be beneficially owned by Charles Lincoln were acquired for, and are being held for, investment purposes.

         The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to

CUSIP No.  N/A                                                       Page 4 of 4


compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of business on January 18, 2002, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 676,060 shares of Common Stock. As of January 18, 2002, these shares represented 27% of the sum of the 2,500,000 total shares of Common Stock outstanding. The Reporting Person is also the owner of a 5% Convertible Debenture which is immediately exercisable for a total of 2,806,160 underlying common shares of the Company. If these debentures in fact, were exercised and the underlying shares issued, the Reporting Person's ownership would represent 65.62% of the sum of 5,306,160 total shares of common stock that would be outstanding. If all of the Company's outstanding debentures were exercised and the underlying shares issued, the Reporting Person would own 35.53% of the total shares outstanding of 9,800,000.

         (b) The Reporting Person has the sole power to vote or dispose of, or to direct the vote or disposition of the Common Stock as set forth on the cover sheet of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person named in Item 2 of this statement and between such Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         None

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  January 18, 2002                              /s/ Charles Lincoln
                                                     -----------------------
                                                     Charles Lincoln